Mail Stop 0303

January 19, 2005

VIA U.S. MAIL AND FACSIMILE   410.539.6981

Amy Bowerman Freed, Esq.
Hogan & Hartson L.L.P.
875 Third Avenue
New York, New York 10022

   Re: News Corporation
    Schedule TO-T; File No. 5-55019
    Form S-4; File No. 333-121925
    Filed January 10, 2005

Dear Ms. Freed:

        We have reviewed your filings, and have the following
comments. The scope of our review has been limited to tender
offer and other non-accounting issues. Where indicated, we
think you should revise your disclosure in response to these
comments. Please understand that the purpose of our review
process is to assist you in your compliance with the applicable
disclosure requirements and to enhance the overall disclosure
in your filings. We look forward to working with you in these
respects.

Schedule TO-T/Form S-4

   Early Commencement

1. Although the requirement to deliver a final prospectus has been
eliminated under Regulation M-A for exchange offers commenced
before effectiveness of the registration statement, offerors still
must file a final prospectus. The obligation to file a final
prospectus is not satisfied by the filing of an amendment to the
registration statement before effectiveness. See, on our website
www.sec.gov, Telephone Interpretation Manual Supplement dated
July 2001, Section I.E.3, for more information. Please confirm
to us that News Corporation will satisfy its obligations to file a
final prospectus, after effectiveness, in accordance with the
above interpretation.

   Selected Historical Financial Data..., page 6

2. In the event the financial information required by Item 1010(a)
and (b) has been incorporated by reference, all of the summarized
financial information required by Item 1010(c) regarding the
offeror must be disclosed in the disclosure document furnished to

security holders. Selected historical financial data does not serve
to fully substitute for summarized financial data. Revise to include
complete summarized financial information required by Item 1010(c) of
Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. In
addition, refer to telephone interpretation H.7 in the July 2001
supplement to our "Manual of Publicly Available Telephone
Interpretations" that is available on the Commission's website at
http://www.sec.gov for additional guidance.

Additional Conditions, page 37

3. In the last sentence of this section, we note the offerors have
reserved the right to assert the occurrence of any of the
conditions to the offer "at any time from time to time." Defining
the conditions as "an ongoing right which may be asserted at any time
from time to time" suggests that conditions to the offer may be
raised or asserted after expiration of the offer. Please be

advised that all conditions to the offer, other than those dependent
upon the receipt of necessary government approvals, must be satisfied
or waived before the expiration of the offer. Please revise the
disclosure to make clear that all conditions, other that those
involving receipt of necessary government approvals, will be
satisfied or waived on or before expiration of the offer.

Closing Comments

   As appropriate, please amend the registration statement
and/or Schedule TO in response to these comments. You may wish to
provide us with marked copies of the amendment(s) to expedite our
review. Please furnish a cover letter with your amendment(s) that keys
your responses to our comments and provides any requested supplemental
information. Detailed cover letters greatly facilitate our
review. If you disagree with a comment, we will consider your
explanation as to why our comment is inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your
explanation.
After reviewing this information, we may or may not raise additional
comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be certain that they have provided all information investors require.
Since the filing persons are in possession of all facts relating
to their disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in
writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filings relating to the tender offer;
* staff comments or changes to disclosure in response to staff
comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement has access to all information you provide to the staff
of the Division of Corporation Finance in our review of your filings
or in response to our comments on your tender offer filings.

 Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. We
direct your attention to Rules 460 and 461 regarding requesting
acceleration of the registration statement. You may contact me on
any questions regarding the comments at (202) 942-2948.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions